Construction Partners, Inc.

290 Healthwest Drive, Suite 2

Dothan, Alabama 36303

January 26, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jay Ingram, Legal Branch Chief

Office of Manufacturing and Construction

Re:	Construction Partners, Inc.

Draft Registration Statement on Form S-1

Submitted December 20, 2017

CIK No. 1718227

Dear Mr. Ingram:

Set forth below are the responses of Construction Partners, Inc., a Delaware corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated January 16, 2018 (the “Comment Letter”) with respect to the Draft Registration Statement on Form S-1 submitted to the Staff on a confidential basis on December 20, 2017 (the “Form S-1”).

For your convenience, we have set forth below each Staff comment followed by the Company’s response. Caption references and page numbers refer to the captions and pages contained in Amendment No. 1 to Draft Registration Statement on Form S-1 (“Amendment No. 1”), unless otherwise indicated.

Prospectus Summary, Customer and Revenue Diversification, page 2

1.	To the extent you disclose and discuss the impact of significant customers, it appears to us that you should clearly indicate the impact of both of your significant customers, here and on page 61. It also appears to us that you should address your reliance on significant customers in the risk factors section.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its description of its significant customers on pages 3 and 61 of Amendment No. 1 to reference both the Alabama and North Carolina departments of transportation. The Company has also added an additional risk factor regarding its significant customers on page 14 of Amendment No. 1.

Securities and Exchange Commission

January 26, 2018

Capitalization, page 39

2.	Please remove cash from your determination of total capitalization.

Response:

In response to the Staff’s comment, the Company has removed cash from its determination of total capitalization. See page 39 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, Page 48

3.	Please enhance your Results of Operations disclosures to quantify amounts related to the specific factors that impacted your results of operations. For instance, without quantification of the individual factors, we note your revenues were impacted by increased project awards, but offset by adverse weather conditions. This comment applies to all elements of your Results of Operations to the extent practicable and meaningful. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350 for guidance.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its Results of Operations disclosures to quantify amounts related to the specific factors that impacted elements of the Company’s results of operations, where applicable and quantifiable. See page 48 of Amendment No. 1.

Liquidity and Capital Resources

Compass Credit Agreement, page 51

4.	We note the required minimum fixed charge and maximum consolidated leverage ratio covenants pertaining to your Compass Credit Agreement. Please expand your disclosures to provide your actual ratios at September 30, 2017, to enhance investor understanding of your covenant compliance.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its description of the minimum fixed charge and maximum consolidated leverage ratio covenants pertaining to the Compass Credit Agreement, to provide the actual ratios at September 30, 2017. See page 51 of Amendment No. 1.

Critical Accounting Policies and Estimates

Valuation of Long-lived Assets and Goodwill, page 55

5.	We note your disclosures regarding goodwill and the results of your impairment testing. In order to provide investors with a better understanding of the potential for goodwill impairment, please expand your disclosures to provide the following additional information:

•	If the estimated fair values of your reporting units are not substantially in excess of their carrying values, disclose the following:

•	The percentage by which fair value exceeds carrying value for each reporting unit as of the most recent step-one test;

Securities and Exchange Commission

January 26, 2018

•	A description of the methods and key assumptions used to determine fair value and how they were determined;

•	A discussion of the degree of uncertainties associated with each key assumption, and;

•	A discussion of any potential events, trends and/or changes in circumstances that could reasonably be expected to negatively affect each key assumption.

•	If the estimated fair values of your reporting units substantially exceeded their carrying values, disclose that determination.

Refer to Item 303 of Regulation S-K and Section V of Interpretive Release 33-8350 for guidance.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Company has revised its disclosures regarding goodwill and the results of its impairment testing to disclose the Company’s determination that the estimated fair values of its reporting units with goodwill substantially exceeded their carrying values. See page 56 of Amendment No. 1.

Business

Contract Backlog, page 66

6.	We note your backlog increased substantially. As backlog is not a measure defined by generally accepted accounting principles, your methodology for determining backlog may not be comparable to the methodology used by other companies. Please expand your disclosures to provide the following additional information:

•	Discuss how your backlog is calculated, including what it includes and what it excludes in regard to firm orders, change orders, project close-outs, extensions/add-ons, pass-through costs (i.e. zero margin amounts), funded/unfunded amounts, and VIE/joint venture contracts and subcontracts versus company contracts.

•	If relevant, discuss any changes in the methodology used to determine your backlog from period-to-period.

•	To allow better insight into changes in your backlog from period-to-period, provide a roll-forward of your total backlog. The roll-forward should include current period beginning and ending balances, current period additions, cancellations, and amounts recognized in revenue, as well as any other major categories relevant to your facts and circumstances.

•	To the extent any of your backlog is not moving forward, quantify and discuss such amounts.

•	Address and discuss expected margins and margin trends in your backlog.

•	Provide a breakdown of your backlog by reporting unit.

•	If relevant, quantify and discuss any amounts included in your backlog for which written customer confirmation has not been obtained.

•	Quantify and disclose the amount or percentage of your backlog that is expected to be completed in the next twelve months.

Refer to Item 101(c)(1)(viii) for additional guidance.

Securities and Exchange Commission

January 26, 2018

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has enhanced its disclosure of backlog to add the following paragraph on page 67 of Amendment No. 1.

Backlog is not a term recognized under United States generally accepted accounting principles, but it is a common measure used in our industry. Our backlog consists of uncompleted work on contracts in progress and contracts for which we have executed a contract but have not commenced the work. For uncompleted work on contracts in progress we include (i) executed change orders (ii) pending change orders for which we expect to receive confirmation in the ordinary course of business and (iii) claims that we have made against our customers for which we have determined we have a legal basis under existing contractual arrangements and as to which we consider collection to be probable. Our backlog also includes low bid no contract jobs which consists of (i) public bid jobs where we were the low bidder and no contract has been executed and (ii) private work jobs where we have been notified we are the low bidder or have been given a notice to proceed, but no contract has been executed. Low bid no contract backlog was $71.2 million and $96.0 million at September 30, 2016 and September 30, 2017, respectively. At September 30, 2017, we expect approximately 74% of our contract backlog will be completed within the next twelve months.

The Company has consistently measured its backlog using this methodology from period-to-period.

The Company does not believe disclosure regarding its practice in including or excluding funded/unfunded amounts would be relevant or material to investors because the majority of its work is performed for government entities that do not award contracts unless the work has funding.

The Company does not intend to provide a roll-forward of backlog inasmuch as that disclosure is not required, nor does the Company believe that such disclosure would be meaningful to investors. Further, because the Company does not analyze such data in managing its business, it does not accumulate the data necessary to compile a roll-forward of backlog. In future filings, the Company will provide disclosure of material changes in its backlog that result from factors other than contracts awarded and revenue recognized, if applicable.

The Company does not intend to provide disclosure regarding expected margin trends based upon its current backlog inasmuch as that disclosure is not required, and the Company believes that providing such data would be confusing and misleading to investors because it would only represent trend information regarding projects included in backlog.

The Company does not intend to provide backlog by reporting unit because the Company analyzes its backlog at the Company’s single operating segment level. The Company does not believe providing backlog by reporting unit would be meaningful to investors given that each reporting unit performs essentially the same operations.

The Company has included in its disclosure added above the amount of backlog for which there is not an executed contract. The amounts included for pending change orders and claims on contracts in progress included in our backlog is immaterial for the periods presented.

Securities and Exchange Commission

January 26, 2018

The Company has included in its disclosure added above the percentage of backlog that is expected to be completed in the next twelve months.

Properties, Page 73

7.	We note your filing includes several quarry operations and related facilities such as the Shorter (2 sites), Skyline, Deetsville, Gadsden, and Freeport quarries located in Alabama and Florida, however, you do not include mining property disclosures under Item 102 of Regulation S-K and Industry Guide 7. Supplementally, please provide the asset valuation, net profits, and total revenues for these mining/processing facilities to verify their materiality. We may have further comments pending your response.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it believes Industry Guide 7 is not applicable to the Company. Industry Guide 7 is applicable to companies that are significantly engaged in mining operations. We are a civil infrastructure company specializing in providing construction products and services to both public and private infrastructure projects, with an emphasis on highways, roads, bridges, airports, and commercial and residential sites. Although in certain markets we mine aggregates, such as sand and gravel, used as raw materials in the production of hot mix asphalt, we do not consider ourselves to be engaged in significant mining operations. For the fiscal year ended September 30, 2017, our mining/processing facilities accounted for less than 5% of our net assets, net profits and total revenues.

Certain Relationships and Related Party Transactions

Ongoing and Historical Transactions with Related Parties, page 88

8.	We note your disclosure that in connection with your offering, you expect to terminate your management services agreement with SunTx Capital Management Corp. and pay a termination fee. Please disclose the amount of the expected termination fee and where that amount will be reflected in your financial statements.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its disclosure regarding the termination of the management services agreement to disclose the amount of the expected termination fee. See page 88 of Amendment No. 1. The Company expects to record the payment of the termination fee as a general and administrative expense.

Change in Accountants, page 117

9.

Please revise your disclosures related to disagreements to state if there were any disagreements with your former auditor during the two most recent fiscal years and during the subsequent interim period (through June 19, 2017) as required by Item 304(a)(1)(iv) of

Securities and Exchange Commission

January 26, 2018

Regulation S-K. Please obtain an updated letter from your former auditor agreeing or disagreeing with your revised disclosures and file it as an exhibit to your registration statement.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the disclosure under the heading Change in Accountants and has obtained an updated letter from the Company’s former auditor, which is included as an exhibit to the registration statement. See page 117 of Amendment No. 1.

Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Significant Accounting Policies, page F-7

Contracts Receivable Including Retainage, net, page F-8

10.	We note in your critical accounting policies, you state that retainage is generally collected with six months of the completion of the contract. We also note on page F-8, that you state retainage balances are generally collected within one year of completion of the project. Please clarify the collection period associated with retainage balances and ensure consistency in your filing. To the extent there are any amounts expected to be collected after one year, please disclose such amounts as required by Rule 5-02(3) of Regulation S-X.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its disclosure to clarify the collection period associated with retainage balances is generally collected within one year of completion of the project. As of September 30, 2017, there were not any amounts expected to be collected after one year. See pages 55 and F-8 of Amendment No. 1.

Revenues and Cost Recognition, page F-9

11.	To the extent applicable, please disclose amounts related to loss contracts, unapproved change orders and claims during each period presented. Refer to Rule 5-02(3) of Regulation S-X.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its disclosure to clarify that the Company did not recognize any material amounts associated with claims and unapproved change orders during the periods presented. See page F-8 of Amendment No. 1.

Securities and Exchange Commission

January 26, 2018

Property, Plant and Equipment, page F-10

12.	We note you recently acquired certain quarries and the associated mineral reserves. Please expand your accounting policy disclosures to more clearly explain your method of depletion. It is not clear whether you are using a units-of-production method to deplete your Quarry reserves asset or some other method. To the extent you are using the units-of-production method, please disclose the reserve base you use to determine your depletion rate (e.g., proven and probable reserves).

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its description of its accounting policies to indicate that quarry reserves are depleted using the units-of-production method as aggregate is extracted based on the initial allocation of cost based on proven and probable reserves. See page F-10 of Amendment No. 1.

13.	To the extent your quarries have mineral/mining rights, please disclose your accounting policy for these rights, including how you evaluate them for impairment. Refer to ASC 930-360-35 for guidance.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that its mining rights on properties not owned are under royalty agreements which require the payment of a royalty for any minerals extracted. The Company does not assign any value to those mining rights.

14.	Please disclose whether or not your purchase price allocation associated with your quarry reserves included any value ascribed to value beyond proven and probable reserves. Please refer to ASC 930-805-30 for guidance.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not ascribe any purchase price allocation beyond proven and probable quarry reserves and has revised its disclosure related to aggregate reserves to indicate that it is based on proven and probable reserves. See page F-10 of Amendment No. 1.

15.	To the extent applicable, please disclose whether or not you have incurred any stripping costs for overburden removal associated with your quarries and your accounting policies for stripping cost assets both before and during the production stage. Refer to ASC 930 for guidance.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the amount of stripping costs for overburden removal incurred both before and during the production stage are not material to the Company’s operations due to the limited amount of stripping costs incurred and the short duration of stripping performed prior to the production stage. The Company’s policy is to expense costs associated with stripping both before and during the production stage.

Securities and Exchange Commission

January 26, 2018

Note 4- Business Acquisition, page F-17

16.	Your disclosure states that you entered into an asset purchase agreement and completed “an asset acquisition” of certain sand and gravel mining operations. You further state the acquisition has been accounted for as a business combination. Please explain why you have accounted for an asset acquisition as a business combination. It appears to us you should modify the characterization of this transaction in your disclosures for consistency.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its description of the acquisition to clarify that the Company acquired a business. See page F-17 of Amendment No. 1.

Securities and Exchange Commission

January 26, 2018

* * * * *

If you have any further comments or questions concerning this response, please contact me at (334) 673-9763.

Very truly yours,

/s/ R. Alan Palmer

Executive Vice President and Chief Financial Officer

cc:

Garrett DeVries, Akin Gump Strauss Hauer & Feld LLP

Sean Gurgle, Akin Gump Strauss Hauer & Feld LLP